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JOHN P. MCGINNIS
ROHM AND HAAS
(215) 592-2409



PHILADELPHIA (February 18, 1999) -- Rohm and Haas Company (NYSE: ROH) today filed notification of its pending acquisition of Morton International, Inc. (NYSE: MII) under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Rohm and Haas's filing today initiates the 15-calendar-day waiting period called for under Hart-Scott-Rodino. Unless the Justice Department or Federal Trade Commission requests additional information from the company, the waiting period will expire at 11:59 p.m., New York City time, on March 5, 1999.

As previously announced, under its merger agreement with Morton, on February 5, 1999, Rohm and Haas and its wholly owned subsidiary Morton Acquisition Corp. commenced a cash tender offer to purchase up to 80,916,766 shares of Morton for $37.125 per share. The offer is conditioned upon, among other things, the valid tender of shares representing at least 50.1% of the shares of Morton's outstanding common stock on a fully diluted basis. The offer, proration period and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Friday, March 5, 1999, unless the offer is extended.

Also as previously announced, Rohm and Haas has agreed to acquire the remaining Morton shares in a second-step merger in which the remaining Morton shares will be exchanged for Rohm and Haas shares valued at $37.125, subject to a collar, or if fewer than 80,916,766 shares are purchased in the tender offer, for a combination of cash and Rohm and Haas stock. Completion of the second-step merger is anticipated in the second quarter of 1999. Haas Family interests, representing approximately 39% of Rohm and Haas shares, have indicated their support for the transaction.


Wasserstein, Perrella is acting as the dealer manager of the transaction, and D.F. King & Company, Inc. is acting as the information agent for the tender offer.

Rohm and Haas is a specialty chemical company with nearly $4 billion in annual sales. The company's special products are found in many items that improve the quality of life, including decorative and industrial paints, semiconductors, shampoos and other personal-care items, and water purification systems. Chicago-based Morton International, a maker of specialty chemicals and salt products, had sales of $2.5 billion for its fiscal year ended June 30, 1998.


Rohm and Haas contacts:
Media:
John P. McGinnis
(215) 592-2409

Investors:
Eric W. Norris
(215) 592-2664

D.F. King and Company, Inc.
(800) 431-9633
(212) 269-5550